Exhibit 99.1

AMTD Reached Deals on the World’s 2nd AMTD Dao by Dorsett Hotel, the Town Hall Space in Hornsey, as well as an Acquisition of a London Office Tower, for Approx. US87.1 Million

PARIS & NEW YORK & LONDON -- AMTD Group Inc. (“AMTD Group”), AMTD IDEA Group (NYSE: AMTD; SGX: HKB), AMTD Digital Inc. (NYSE: HKD) and The Generation Essentials Group (“TGE”, NYSE: TGE; LSE: TGE), a subsidiary of AMTD Digital Inc., jointly announce that AMTD IDEA Group (“the Purchaser”), FEC Property Holdings (UK) Limited (“the Office Seller”), and FEC Finance Limited (the “Lender”) entered into a Term Sheet pursuant to which, among others things, (i) the Purchaser agrees to acquire from the Office Seller an office building located at 40, Furnival Street, London, EC4A 1JQ (the “Office”) at a consideration of approximately US$24.0 million (the “Office Transaction”); (ii) the Lender agrees to grant a term loan of approximately US$51.0 million (subject to adjustment as set out in the terms of the Term Sheet) to the Purchaser for the sole purpose of settling the consideration for the Transactions; and (iii) the payment terms of the Hornsey Transactions (the Hotel Transaction and the Town Hall Transaction) shall be varied in accordance with the terms of the Term Sheet.

The aggregate consideration for the Transactions is approximately US$87.7 million (subject to net asset value adjustments as disclosed in the announcements of Far East Consortium International Limited dated 25 February 2025 and 9 May 2025 in relation to the discloseable transaction involving the Hotel Property and the Town Hall Property in the United Kingdom), including (i) approximately US$24.0 million for the Office Transaction; (ii) approximately US$30.3 million for the Hotel Transaction; and (iii) approximately US$32.8 million for the Town Hall Transaction. The Transactions are expected to be completed by 26 March 2026, subject to closing conditions.

The acquisition underscores the deepening strategic partnership between AMTD and FEC, building on a strong track record of collaboration across landmark hospitality projects such as Dao by Dorsett AMTD Singapore and The Ritz-Carlton Perth in Australia.

The transactions also highlight AMTD’s diversified, multi-dimensional business strategy and extensive regional footprint. Through acquiring a premium hotel, historic townhall, and an office building in prime London locations, AMTD further strengthens its strategic foothold in the European region and complements its broader global portfolio of hospitality and commercial real estate assets.

Dr. Feridun Hamdullahpur, the independent chairman of AMTD IDEA commented, “Acquiring these key London assets marks an important milestone in AMTD’s expansion strategy across major international gateways. This transaction deepens our long-term strategic partnership with FEC and underscores AMTD IDEA’s ambition to build a leading global portfolio of high-quality hospitality and commercial real estate assets.”

Dr. Timothy Tong, the independent chairman of AMTD Digital commented, “Bringing these landmark properties into the AMTD ecosystem will allow us to better connect hospitality, lifestyle, and commercial users through a single, integrated platform. This creates a strong foundation for new growth opportunities and supports the long-term value of our global portfolio.”

Raymond Yung, the independent director of TGE commented, “TGE is well positioned to capture the continuing growth in the tourism industry around the world. These acquisitions are solid proof of TGE’s financial and operational strength in this strategic segment of our business.”

About AMTD Group

AMTD Group is a conglomerate with a core business portfolio spanning across media and entertainment, education and training, and premium assets and hospitality sectors.

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB) represents a diversified institution and digital solutions group connecting companies and investors with global markets. Its comprehensive one-stop business services plus digital solutions platform addresses different clients’ diverse and inter-connected business needs and digital requirements across all phases of their life cycles. AMTD IDEA Group is uniquely positioned as an active super connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform headquartered in France. Its one-stop digital solutions platform operates key business lines including digital media, content and marketing services, investments as well as hospitality and VIP services. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

About The Generation Essentials Group

The Generation Essentials Group (NYSE: TGE; LSE: TGE), jointly established by AMTD Group, AMTD IDEA Group (NYSE: AMTD; SGX: HKB) and AMTD Digital Inc. (NYSE: HKD), is headquartered in France and focuses on global strategies and developments in multi-media, entertainment, and cultural affairs worldwide as well as hospitality and VIP services. TGE comprises L’Officiel, The Art Newspaper, movie and entertainment projects. Collectively, TGE is a diversified portfolio of media and entertainment businesses, and a global portfolio of premium properties. Also, TGE is a special purpose acquisition company (SPAC) sponsor manager, with its first SPAC successfully raised and priced on December 18, 2025.

About Far East Consortium International Limited

Far East Consortium International Limited (HKEX: 35) is an investment holding company and the principal activities of the Group are property development, property investment, hotel operations and management, car park operations and facilities management, gaming and related operations and securities and financial product investments.

About FEC Property Holdings (UK) Limited

FEC Property Holdings (UK) Limited is an indirect wholly-owned subsidiary of Far East Consortium International Limited and engaged in investment holding. It is the owner of the Office as at the date of this announcement.

About FEC Finance Limited

FEC Finance Limited is an indirect wholly-owned subsidiary of Far East Consortium International Limited and engaged in corporate treasury management.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor”provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,”“anticipates,” “aims,” “future,” “intends,” “plans,” “believes,”“estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group, AMTD Digital and/or The Generation Essentials Group, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group with the SEC. All information provided in this press release is as of the date of this press release, and none of AMTD IDEA Group, AMTD Digital and The Generation Essentials Group undertakes any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

EMAIL: ir@amtdigital.net

For The Generation Essentials Group:

IR Office

The Generation Essentials Group

EMAIL: ir@tge.media